December 9, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Science

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Acceleration Request of MediciNova, Inc.

Registration Statement on Form S-3

Filed December 5, 2025

(File No. 333-291967)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, MediciNova, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Thursday, December 11, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8060.

Very truly yours,

/s/ Yuichi Iwaki
Yuichi Iwaki
President and Chief Executive Officer